Exhibit 2

November 26, 2021

BY EMAIL Templeton Global Income Fund c/o Lori A. Weber, Esq. Senior Associate General Counsel Franklin Templeton 300 S.E. 2nd Street Fort Lauderdale, FL 33301

Re: Participation in the Upcoming Tender Offer.

To the Board of Directors:

As you know, Saba Capital Management, L.P ("we" or "Saba") represents certain clients that collectively own approximately 29.6 million common shares, or approximately 22.12%, of the Templeton Global Income Fund (the "Fund").  We are writing to provide the board of directors of the Fund (the "Board") with our views and intentions with respect to the Fund's announced tender offer (the "Tender Offer").

While we are supportive of providing shareholders with the option for liquidity through tender offers, with respect to the Tender Offer, we are writing to notify the Board that we do not intend to tender the shares in our control as we do not believe the Tender Offer is attractive at this time.

To provide context, the average closed-end fund that primarily invests in bonds is currently trading at a 3% premium to NAV.  In fact, there are nearly two hundred closed-end funds that trade at a premium to NAV at this time, two dozen of which trade at premiums of greater than 10%.

We therefore do not believe that the option to sell shares at a discount to NAV is an attractive one.  While the Fund's investment advisor has consistently performed poorly, in our opinion, there could still be a bright future for the Fund and all of its shareholders, one in which the Fund trades at a premium to NAV.

One option the Board should consider is to pursue a strategic merger with a closed-end fund that is more sought after by its shareholders.  We saw the benefit of this approach when the Guggenheim Enhance Equity Income Fund (trading at an 11% discount) merged with the Guggenheim Strategic Opportunities Fund (trading a 28% premium).

Another option the Board should consider is to revitalize the Fund's investment approach to pursue a path that is more desirable to shareholders.  This could involve changes to the Fund's investment strategy, investment team and/or targeting better ways to fulfill the Fund's primary objective of a high income return.

Based on the above considerations and the compelling potential for the Fund to trade at a premium to NAV in the near future, we will not be submitting our shares to tender.  We've copied the Fund's investment advisor so they can best manage the Fund into the tender.

Regards,

SABA CAPITAL MANAGEMENT, L.P.

By:
Name: Michael D'Angelo
Title: General Counsel